UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

AUTO PARTS 4LESS GROUP, INC.

(Name of Issuer)

Common Stock, $0.000001 par value per share

(Title of Class of Securities)

35087R 201

(CUSIP Number)

July 6, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50116D 107

1.	Names of reporting persons. AJB Capital Investments, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) [ ] (b) [ ]
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 155,000 (1)
	6.	Shared voting power 0
	7.	Sole dispositive power 155,000 (1)
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 155,000 (1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]
11.	Percent of class represented by amount in Item 9 9.5% (2)
12.	Type of reporting person (see instructions) Individual

(1)	Consisting of a total of 155,000 shares issued pursuant to a securities purchase agreement and issuance of a promissory note.

(2)	Percentage calculation based on 1,627,574 shares of the Issuer’s common stock outstanding as of July 11, 2022.

ITEM 1.

(A) NAME OF ISSUER:

Auto Parts 4Less Group Inc. (the “Issuer”)

(B) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICE:

106 W. Mayflower, Las Vegas, NV 89030

ITEM 2.

(A) NAME OF PERSON FILING:

AJB Capital Investments, LLC

(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

4700 Sheridan Street, Suite J, Hollywood, FL 33031

(C) CITIZENSHIP:

United States

(D) TITLE OF CLASS OF SECURITIES:

Common Stock, $0.000001 par value per share

(E) CUSIP NUMBER:

35087R 201

ITEM 3. STATEMENT FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C)

Not applicable.

ITEM 4. OWNERSHIP.

(A) AMOUNT BENEFICIALLY OWNED:

Consisting of a total of 155,000 shares issued pursuant to a securities purchase agreement and issuance of a promissory note.

(B) PERCENT OF CLASS: Percentage calculation based on 1,627,574 shares of the Issuer’s common stock outstanding as of July 11, 2022.

(C) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(I)	SOLE POWER TO VOTE OR TO DIRECT THE VOTE: 155,000

(II)	SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

(III)	SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: 155,000

(IV)	SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	July 11, 2022

By:	/s/ Ari Blaine
Name:	Ari Blaine